Exhibit 99.1

Mobilicom Secures Commercial Scale Purchase Order from U.S. Tier-1 Manufacturer for Initial Production of Drones for the U.S. DOD

●	Teledyne-FLIR, one of the world’s largest manufacturers of small-sized drones and robotics, has integrated SkyHopper PRO into its new small-sized drone platform
●	Progression from design win to production and commercial sales to the U.S. DOD as end customer
●	Mobilicom’s systems have been integrated into 44 design wins to date by manufacturers of drone and UAV platforms

Shoham, Israel, July 10, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW ; ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced a commercial scale purchase order from one of its Tier-1 customers, Teledyne-FLIR (NYSE:TDY), one of the world’s largest manufacturers of small-sized drones and robotics, for 120 of Mobilicom’s SkyHopper PRO datalink systems.

Teledyne-FLIR selected Mobilicom’s SkyHopper PRO as an essential component in its new small-sized drone platform. Having completed the design, development, integration, testing, and validation of this drone platform, Teledyne-FLIR has moved it into the commercialization phase with federal agencies and customers across the U.S.

This latest and largest purchase order to date from Teledyne-FLIR is for SkyHopper PRO systems to be integrated into small-sized drones manufactured for the U.S. Department of Defense (DOD). Delivery of the SkyHopper PRO systems to Teledyne-FLIR under this purchase order is expected during 2023.

“As Teledyne-FLIR continues to win additional orders for its small-sized drone platforms with end users such as the U.S. DOD, other federal agencies, and commercial customers, Mobilicom is well positioned for more sales of its Skyhopper Pro,” stated Mobilicom CEO Oren Elkayam. “We see the sales of these systems to the U.S. DOD, one of the largest and most selective procurers of technology, as a strong testament to the excellence of Mobilicom’s market leading end-to-end solutions.”

SkyHopper PRO	SkyHopper PRO lite

SkyHopper PRO offers a bi-directional cybersecure Software Defined Radio (SDR) data link specifically designed for commercial and industrial drones, enabling fleet management and operation of autonomous uncrewed autonomous vehicle (UAV) systems. By employing leading wireless technologies, the SkyHopper PRO delivers long-range and non-line-of-sight (N-LOS) communication that supports multiple transmission modes. SkyHopper PRO supports point-to-point and point-to-multipoint communication enabling various modes of communication, such as multi-drone operations and drone communication to multiple receivers.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

This announcement has been approved for release by the Board of Mobilicom.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com